UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number:  001-36277

North Atlantic Drilling Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release, dated February 26, 2015, of North Atlantic Drilling Ltd. (the "Company"), announcing the Company's financial results for the fourth quarter and preliminary 2014 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH ATLANTIC DRILLING LTD. (registrant)

Dated: February 27, 2015	By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Secretary

EXHIBIT 1

North Atlantic Drilling Ltd. (NADL) – Fourth quarter  and preliminary 2014 results

Highlights from the fourth quarter
•	North Atlantic Drilling generates fourth quarter 2014 EBITDA*) of US$135.3 million
•	North Atlantic Drilling reports fourth quarter 2014 net loss of US$474.7 million and earnings per share of US$(1.99)
•	North Atlantic Drilling reports a non-cash charge to its goodwill of US$480.6 million

Subsequent events
•	North Atlantic Drilling receives approval from its Norwegian Bondholders to amend the Bond Agreement for its NOK1.5 billion Norwegian Bond maturing in 2018. Under the terms of the agreement, Seadrill Limited will provide a guarantee for the Bond Issue in exchange for some amendments to the Bond Issuer's covenant package, namely replacing the Issuer's current financial covenants with Seadrill Limited financial covenants.
•	North Atlantic Drilling receives approval from lending group to amend the loan agreement for its US$2 billion credit facility. Under the terms of the agreement, Seadrill Limited will provide a guarantee for the credit facility in exchange for some amendments to the Borrower's covenant package, namely replacing the Borrower's current financial covenants with Seadrill Limited financial covenants.
•	North Atlantic Drilling receives approval from Ship Finance International Ltd. to amend its US$600 million sale leaseback facility. Under the terms of the agreement, Seadrill Limited will provide a guarantee for the facility in exchange for some amendments to the Borrower's covenant package, namely replacing the Borrower's current financial covenants with Seadrill Limited financial covenants.

*) EBITDA is defined as earnings before interest, depreciation and amortization equal to operating profit before any impairment charges, and plus depreciation and amortization.

Condensed consolidated income statements

Fourth quarter and preliminary 2014 results
Consolidated revenues for the fourth quarter 2014 were US$291.2 million compared to US$356.2 million for the third quarter 2014.

Operating loss for the fourth quarter was US$403.2 million, a decrease of US$514.1 million compared to the third quarter operating profit of US$110.9 million. In the fourth quarter the Company recognized a non-cash charge to its goodwill of US$480.6 million. For further information please see Note 10 to our consolidated financial statements.

Net financial items for the fourth quarter of 2014 amounted to a loss of US$60.2 million. The loss included US$25.8 million in interest expense and US$59.5 million related to financial derivatives, partly offset by foreign exchange gains of US$25.8 million mainly related to the NOK1,500 million bond loan, compared to the third quarter 2014 loss of US$23.4 million, comprised of interest expense of US$26.8 million and US$12.7 million loss related to financial derivatives partly offset by foreign exchange gains of US$16.8 million mainly related to the NOK1,500 million bond loan.

Income taxes for the fourth quarter were US$11.3 million.

Net loss for the fourth quarter was US$474.7 million, and basic earnings per share were US$(1.99).

The Company reports operating revenues of US$1,263.7 million, operating loss of US$116.4 million and a net loss of US$320.5 million for the twelve months ended December 31, 2014. This compares to operating revenues of US$1,324.3 million, operating income of US$360.6 million and a net income of US$235.6 million for the twelve months ended December 31, 2013.

Balance sheet as per December 31, 2014
As per December 31, 2014, total assets were US$3,689 million, down from US$3,699 million as per December 31, 2013.

Total non-current assets decreased from US$3,316 million to US$3,241 million over the twelve-month period. The decrease was mainly due to the impairment of goodwill and offset by the delivery of West Linus from the shipyard and five-year classification and upgrade work on the West Alpha.

Total current liabilities increased from US$431 million to US$521 million over the course of the twelve month period ending December 31, 2014. The increase is largely due to the drawdown on the US$475 million West Linus facility and an increase in the cross currency swap liability. For further information please see Note 13 and Note 18 to our consolidated financial statements.

Long-term interest bearing debt, including related party debt, increased from US$2,281 million to US$2,526 million. As per December 31, 2014, net interest bearing debt was US$2,628 million compared to US$2,364 million as per December 31, 2013. During this period, the Company issued US$600 million in unsecured notes. The net proceeds of this offering were used to prepay the US$500 million bond held by Seadrill. A US$475 million credit facility was entered into to finance the delivery of the West Linus, and during the year SFL Linus Ltd, repaid US$24 million on this facility and also repaid net US$70 million on the US$195 million parent loan from Ship Finance International Ltd. Furthermore, during the twelve months the Company repaid net US$136.7 million on the US$2 billion credit facility and repaid net US$5 million on the revolving credit facility with Seadrill.  As per December 31, 2014, the Company had undrawn amounts of US$135 million available on its credit facilities.

Total equity decreased from US$858 million as per December 31, 2013 to US$462 million as per December 31, 2014. The decrease is primarily related to net loss during the twelve months of US$320.5 million, which includes a loss from impairment of goodwill of US$480 million, and dividend payments of US$171 million partly offset by the completion of the initial public offering in the U.S. which contributed with net proceeds of US$114 million.

Cash flow
As per December 31, 2014, cash and cash equivalents amounted to US$116 million.

For the twelve-month period ending December 31, 2014, net cash from operating activities was US$206 million, whereas net cash used in investing activities amounted to US$455 million, primarily related to capital expenditures for the newbuilds West Linus and West Rigel. Net cash contributed from financing activities was US$271 million, primarily as a result of net positive contribution from refinancing activities of US$328 million, net contribution from the initial public offering of US$114 million, partly offset by dividend payments of US$171 million.

Outstanding shares
As per December 31, 2014, the total number of common shares issued by North Atlantic Drilling Ltd. was 243,516,514. The Company held 2,373,863 treasury shares reducing the adjusted number of shares outstanding to 241,142,651.

Operations
During the fourth quarter, North Atlantic Drilling had six offshore drilling rigs in operation offshore Norway and one rig operating in the UK sector of the North Sea. Economic utilization for the fourth quarter was 92 percent, compared to 99 percent in the third quarter. The reduced utilization was mainly caused by failure of subsea equipment in combination with adverse weather conditions during the last part of the quarter.

Contracts and revenue backlog
Measured from December 31, 2014, the Company's revenue backlog was US$5.7 billion and average contract duration was 46 months, excluding extension options, compared US$6.0bn and 48 months at the end of the previous quarter, respectively. These figures include backlog of US$4.1 billion related to the Rosneft contracts.

In November 2014, North Atlantic Drilling and Rosneft agreed to delay to May 2015 the closing of the transactions announced in May 2014.  Due to recent developments and events, North Atlantic Drilling believes that it will be very challenging to close the transactions on the same terms or in the timeframe contemplated in the executed agreements. Hence there are significant risks attached to the US$4.1 billion order back-log related to the drilling contracts with Rosneft. However, the parties remain in discussions and continue to explore various alternatives for future cooperation.

In light of the current environment, the Company is encountering and may in the future encounter situations where counterparties request relief to contracted dayrates or seek early contract termination.  In the event of early termination for the customer's convenience, an early termination amount is typically payable to the Company, in accordance with the terms of the drilling agreement. While the Company is confident that its contract terms are enforceable, it may be willing to engage in discussions to modify such contracts if there is a commercial agreement that is beneficial to both parties.

Table 1.0 Contract status offshore drilling units

Unit	Current client	Area of location	Contract start	Contract expiry

Semi-submersible rigs
West Alpha	ExxonMobil/Karmorneftegaz	Norway/Russia(*)	Jun 2014	Jul 2016
	Rosneft	Russia	Aug 2016	Jul 2021
West Phoenix	Total	UK	Jan 2012	Oct 2015
West Venture	Statoil	Norway	Aug 2010	Jul 2015
West Rigel(**)	Rosneft	Singapore/Russia	Dec 2015	Nov 2020

Drillships
West Navigator	Rosneft	Russia	Jul 2015	Jul 2020

HE Jack –ups
West Elara	Statoil	Norway	Mar 2012	Mar 2017
West Epsilon	Statoil	Norway	Dec 2010	Dec 2016
West Linus	ConocoPhillips	Norway	May 2014	May 2019
HE-JU TBNI(***)	Rosneft	Russia	2017	2022
HE-JU TBNII(***)	Rosneft	Russia	2018	2023

*	Operations in Norway will be for ExxonMobil and operations in Russia will be for Karmorneftegaz
**	Newbuild under construction or in mobilization to its first drilling assignment
***	Harsh environment jack-ups designated to the Rosneft contracts

Newbuilding program
The construction of the harsh environment semi-submersible drilling rig West Rigel is ongoing at Jurong Shipyard in Singapore.

Market and outlook
The demand for offshore drilling rigs continues to be negatively impacted by oil companies' efforts to curb capital spending and reduce costs. This has been driven by declines in Brent crude price from above $90 per barrel oil when entering the fourth quarter of 2014, to below $50 per barrel when entering the first quarter of 2015. Although Brent oil price has recovered somewhat from its recent lows around $45 per barrel, current budgets published by major oil companies indicate a substantial reduction in demand for offshore drilling services over the next one to two years.

In Norway, there are currently 22 floaters working, whereas in the UK the number of floaters working is 18. Currently there are seven rigs in these two markets which are idle, either by being on stand-by or suspended, cold stacked or warm stacked. At the same time, there are nine rigs expected to be delivered in 2015-2016 that are capable of working in the region and one additional newbuild rig is currently mobilizing to the UK shelf. With increasingly uncertain near-term activity levels, the Company expects further pressure on both dayrates and utilization.

Currently there are 19 floaters in the UK and in Norway older than 30 years with contracts expiring in 2015 and in 2016. Additionally, there are four rigs older than 30 years which are already idle. The cost overruns on classification, repair and maintenance projects for older floaters continue as seen in some of the recent updates provided by industry participants. Due to the challenges associated with earning an attractive return on investments in older rigs, the Company believes that a significant number of older rigs will be retired or cold stacked and thereby be removed from active supply side, which from a long term perspective the Company believes may ultimately create a more healthy industry as weaker players leave the business.

In light of numerous exploration successes in Norway, and positive results in Arctic Russia, the Company remains positive to the long-term fundamentals for the business. Before this can materialize however, the Company expects that the pendulum must swing back from the oil companies' focus on cost and capex reductions, to yet again also focus on reserve replacement ratios and exploration. At the same time, the offshore drilling industry participants themselves must act disciplined through the down-cycle by removing the oldest and least capable rigs by way of retirements.

Corporate strategy
In January 2015, Seadrill Limited offered a guarantee to the bondholders of the NOK1.5 billion bond maturing in 2018 and the lenders in its two secured credit facilities, in return for some amendments to the covenant packages. The bondholders and lenders have accepted the Company's proposal. The Company believes these guarantees will have positive implications to the overall cost of funding.

In the third quarter the Board resolved to suspend the quarterly regular cash dividend. This was a prudent decision as the market has continued to weaken. In combination with Seadrill Limited's guarantee on the secured debt and the NOK1.5 billion bond, the Company is now better positioned to weather the current down-cycle.

The Company completed its relocation of North Atlantic Management AS from Stavanger to Oslo on January 1, 2014. In parallel, the previously announced cost savings program is well underway, and the Company expects to see the full effects of this from the third quarter of 2015. The Company believes reductions in G&A of US$10-20 million per annum compared to full year 2014 level can be achieved. Further cost optimization programs are being considered and are likely to be initiated in the coming months.

Near term prospects
The economic utilization in the fourth quarter of 92 percent was below the Company's target of above 95 percent. For the first quarter, operational challenges continued with 45 days downtime. However, these issues have been resolved and we expect operational performance to be in line with the Company's target for the remainder of the quarter. The West Navigator is expected to remain off-hire for the entire quarter and EBITDA for the first quarter of 2015 is expected to be approximately US$88 million.

The current priority for the Company is to secure a new assignment for West Navigator. In addition, the Company continues to actively market the West Venture, the West Phoenix and the West Rigel for new work. As communicated last quarter, the Company is focused on minimizing its cash outflow for maintenance and classification activities. The Company will carefully consider the return profile of investments in its fleet, and will only complete such investments in cases that are justified by available contracting opportunities. Importantly, these considerations will not be at the expense of safety or integrity of our operations, which as always will be considered above and before any other priority.

Forward Looking Statements
This report includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.  These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company's fleet, the cost and timing of shipyard and other capital projects,  the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers,  fluctuations in the international price of oil, international financial market conditions including the international financial crisis, changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward-looking statement can be guaranteed.  When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Registration Statement on Form 20-F.
The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

November 26, 2014
The Board of Directors
North Atlantic Drilling Ltd.
Hamilton, Bermuda

Questions should be directed to North Atlantic Management AS represented by:

Ragnvald Kavli: Chief Financial Officer
Tore Byberg: VP Commercial Finance

North Atlantic Drilling Ltd

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three and twelve months ended December 31, 2014 and 2013	Page F-2

Unaudited Consolidated Statements of Comprehensive (Loss)/Income for the three and twelve months ended December 31, 2014 and 2013	Page F-3

Unaudited Consolidated Balance Sheets as of December 31, 2014 and December 31, 2013	Page F-4

Unaudited Consolidated Statement of Cash Flows for the twelve months ended December 31, 2014 and 2013	Page F-5

Unaudited Consolidated Statement of Changes in Equity for the twelve months ended December 31, 2014 and 2013	Page F-7

Notes to Unaudited Consolidated Financial Statements	Page F-8

North Atlantic Drilling Ltd

Unaudited Consolidated Statements of Operations
(In millions of US$)

	Three month period ended December 31,		Twelve month period ended December 31,
	2014	2013	2014	2013
Operating revenues
Contract revenues	267.1	271.1	1,058.8	1,116.7
Reimbursable revenues	24.1	27.0	160.0	195.3
Related party revenues	—	12.1	44.9	12.1
Other revenues	—	0.2	—	0.2
Total operating revenues	291.2	310.4	1,263.7	1,324.3

Operating expenses
Vessel and rig operating expenses	106.8	131.6	458.4	527.1
Reimbursable expenses	23.5	25.6	150.0	183.7
Depreciation	57.9	48.4	212.2	188.0
Loss on impairment	480.6	—	480.6	—
General and administrative expenses	25.6	15.6	78.9	64.9
Total operating expenses	694.4	221.2	1,380.1	963.7

Net operating (loss)/income	(403.2)	89.2	(116.4)	360.6

Financial items
Interest expense	(25.8)	(23.7)	(103.3)	(84.4)
Loss from derivative financial instruments	(59.5)	(15.9)	(86.2)	(16.1)
Foreign exchange income	25.8	10.9	41.0	10.9
Other financial items	(0.7)	(0.8)	(26.0)	(6.5)
Total financial items	(60.2)	(29.5)	(174.5)	(96.1)

(Loss)/Income before income taxes	(463.4)	59.7	(290.9)	264.5
Income taxes	(11.3)	(11.7)	(29.6)	(28.9)
Net (loss)/income	(474.7)	48.0	(320.5)	235.6

Net (loss)/income attributable to the shareholders of the Company	(480.1)	48.0	(332.9)	235.6
Net income to non-controlling interest	5.4	—	12.4	—

Basic earnings per share (US$)	(1.991)	0.211	(1.387)	1.035
Diluted earnings per share (US$)	(1.991)	0.211	(1.387)	1.035
Declared dividend per share (US$)	—	0.230	0.480	0.905

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Unaudited Consolidated Statements of Comprehensive (Loss)/Income
(In millions of US$)

	Three month period ended December 31,		Twelve month period ended December 31,
	2014	2013	2014	2013

Net (loss)/income	(474.7)	48.0	(320.5)	235.6

Other comprehensive income, net of tax:
Change in actuarial loss relating to pension	(0.5)	(2.8)	(19.2)	(6.6)
Change in unrealized (loss)/gain on interest rate swaps in the variable interest entities	(0.9)	0.6	—	(2.3)
Other comprehensive loss net of tax	(1.4)	(2.2)	(19.2)	(8.9)

Total comprehensive (loss)/income for the period	(476.1)	45.8	(339.7)	226.7

Comprehensive income/ (loss) attributable to non-controlling interests	4.5	0.6	12.4	(2.3)
Comprehensive (loss)/income attributable to the shareholders	(480.6)	45.2	(352.1)	229.0

Note: All items of other comprehensive income / (loss) are stated net of tax.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Unaudited Consolidated Balance Sheets
(In millions of US$ except for share, and per share data)
ASSETS	December 31, 2014	December 31, 2013
Current assets
Cash and cash equivalents	116.2	84.1
Restricted cash	11.0	25.3
Accounts receivables, net	235.1	221.7
Related party receivables	49.1	5.8
Deferred tax assets	6.5	2.9
Other current assets	29.9	43.6
Total current assets	447.8	383.4

Non-current assets
Goodwill	—	480.6
Deferred tax assets	25.3	16.4
Newbuilding	172.6	312.9
Drilling units	2,923.5	2,377.8
Other non-current assets	119.4	128.2
Total non-current assets	3,240.8	3,315.9
Total assets	3,688.6	3,699.3

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	218.1	166.7
Related party liabilities	17.0	13.0
Trade accounts payable	6.5	10.4
Tax payable	11.8	17.9
Other current liabilities	267.8	223.4
Total current liabilities	521.2	431.4

Non-current liabilities
Long-term interest bearing debt	2,203.6	1,581.2
Related party liabilities	322.7	700.0
Deferred taxes	54.2	35.7
Pension liabilities	82.9	57.6
Other non-current liabilities	42.4	35.9
Total non-current liabilities	2,705.8	2,410.4

Equity
Common shares of par value US$5 per share:
241,142,651 shares outstanding at December 31, 2014 and 227,629,137 at December 31, 2013	1,205.7	1,138.1
Additional paid-in capital	48.6	1.3
Contributed surplus	834.3	834.3
Contributed deficit	(1,188.4)	(1,188.4)
Accumulated other comprehensive loss	(58.6)	(39.4)
Non-controlling interest	10.1	(2.3)
Accumulated (deficit)/earnings	(390.1)	113.9
Total equity	461.6	857.5
Total liabilities and equity	3,688.6	3,699.3

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Unaudited Consolidated Statement of Cash Flows
(In millions of US$)

	Twelve month period ended December 31,
	2014	2013
Cash flow from operating activities
Net (loss)/income	(320.5)	235.6
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	212.2	188.0
Loss on impairment	480.6	—
Amortization of deferred loan charges	8.4	6.2
Amortization of mobilization revenue	(14.3)	(16.8)
Amortization of mobilization cost	—	7.1
Amortization of deferred revenue	(9.5)	(11.9)
Amortization of tax assets	9.1	9.1
Share based compensation expense	0.8	0.5
Unrealized (gain) / loss related to financial derivatives	53.7	(13.0)
Unrealized foreign exchange gain on long-term interest bearing debt	(43.0)	(9.7)
Gain on disposal of fixed assets	—	(0.2)
Payments for long-term maintenance	(155.4)	(96.4)
Deferred income tax expense	12.0	20.0
Change in operating assets and liabilities:
Trade accounts receivables	(6.4)	(9.8)
Trade accounts payables	(3.9)	4.8
Change in short-term related party receivables and liabilities	(39.1)	89.4
Tax payable	(6.1)	(10.4)
Other receivables and other assets	12.2	(13.0)
Other liabilities	(8.7)	(6.8)
Proceeds from mobilization fees	24.0	52.5
Net cash provided by operations	206.1	425.2

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Unaudited Consolidated Statement of Cash Flows
(In millions of US$)

	Twelve month period ended December 31,
	2014	2013
Cash flow from investing activities
Additions to newbuildings	(448.9)	(64.2)
Additions to rigs and equipment	(19.9)	(36.9)
Additions to other fixed assets	—	(1.4)
Proceeds from sale of other fixed assets	—	0.2
Changes in restricted cash	14.3	(1.6)
Net cash used in investing activities	(454.5)	(103.9)

Cash flow from financing activities
Installment paid on long-term interest bearing term debt	(430.5)	(246.7)
Proceeds from long-term interest bearing term debt	1,215.0	250.6
Repayment of shareholder loan	(517.0)	(659.4)
Proceeds from shareholder loan	142.0	355.0
Proceeds from related party loan	40.0	193.5
Repayment of related party loans	(110.0)	(21.6)
Debt fees paid	(11.3)
Proceeds from issuance of equity, net of issuance cost	114.1	—
Dividend paid	(171.1)	(205.4)
Net cash provided by (used in) financing activities	271.2	(334.0)

Effect of exchange rate changes on cash and cash equivalents	9.3	(1.6)

Net increase/(decrease) in cash and cash equivalents	32.1	(14.3)
Cash and cash equivalents at the beginning of the period	84.1	98.4
Cash and cash equivalents at the end of the period	116.2	84.1

Supplementary disclosure of cash flow information
Interest paid	(96.8)	(82.9)
Taxes paid	(11.9)	(9.0)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Unaudited Consolidated Statement of Changes in Equity
(In millions of US$)

	Share capital	Additional paid-in capital	Contributed surplus	Accumulated earnings/(deficit)	Accumulated OCI	NCI	Contributed deficit	Total equity
Balance at December 31, 2012	1,138.1	0.8	834.3	83.8	(32.8)	—	(1,186.1)	838.1
Changes in other comprehensive income	—	—	—	—	(6.6)	—	—	(6.6)
Common control transaction	—	—	—	—	—	—	(2.3)	(2.3)
Dividend paid	—	—	—	(205.5)	—	—	—	(205.5)
Share based compensation	—	0.5	—	—	—	—	—	0.5
Unrealized loss on financial derivatives		—	—	—	—	(2.3)	—	(2.3)
Net (loss)/income	—	—	—	235.6	—	—	—	235.6
Balance at December 31, 2013	1,138.1	1.3	834.3	113.9	(39.4)	(2.3)	(1,188.4)	857.5
Issuance of common shares	67.6	46.5	—	—	—	—	—	114.1
Unrealized loss on financial derivatives	—	—	—	—	—	—	—	—
Share based compensation	—	0.8	—	—	—	—	—	0.8
Changes in other comprehensive income	—	—	—	—	(19.2)	—	—	(19.2)
Dividend paid	—	—	—	(171.1)	—	—	—	(171.1)
Net (loss)/income	—	—	—	(332.9)	—	12.4	—	(320.5)
Balance at December 31, 2014	1,205.7	48.6	834.3	(390.1)	(58.6)	10.1	(1,188.4)	461.6

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Notes to Unaudited Consolidated Financial Statements

Note 1 – General information

North Atlantic Drilling Ltd ("North Atlantic") is an offshore drilling contractor in the North Atlantic Area providing harsh environment drilling services to the oil and gas industry.  North Atlantic was formed as a wholly owned subsidiary of Seadrill Limited ("Seadrill" or the "Parent") on February 11, 2011, under the laws of Bermuda to acquire certain continuing businesses of Seadrill in the North Atlantic region.

As of December 31, 2014, North Atlantic owned eight offshore drilling units, including one drilling unit under construction. Our fleet consists of one drillship, three jack-up drilling rigs and four semi-submersible drilling rigs (of which one was under construction). In addition, we operated one harsh environment semi-submersible rig on behalf of Seadrill on a management agreement from November 2013 to August 2014.

As used herein, and unless otherwise required by the context, the terms the "Company", "we", "Group", "our", "us" and words of similar import refer to North Atlantic and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (US GAAP). The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our annual report on form 20F for the year ended December 31, 2013. The year-end balance sheet data that was derived from our audited 2013 financial statements does not include all disclosures required by accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement have been included. The amounts are presented in million United States dollar (US dollar), unless stated otherwise.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2013 unless otherwise included in these unaudited interim financial statements as separate disclosures.

Note 2 - Recent Accounting Pronouncements

Recently Adopted Accounting Standards

Effective January 1, 2014, the Company has adopted the accounting standards update that expands on the recognition, measurement and disclosure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles (US GAAP). The update requires measurement of the obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the entity agreed to pay on the basis of its arrangement and any additional amount the Company expects to pay on behalf of its co-obligors. The update also requires an entity to disclose the nature, amount and other information of the obligation. The adoption did not have a material effect on our consolidated financial statement.

Recently Issued  Accounting Standards

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update
(ASU) 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements.  The accounting standard update will be effective for the first interim period beginning after December 15, 2016 and early adoption is not permitted.  The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which provides new authoritative guidance regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

Note 3 – Segment information

We provide harsh environment offshore drilling services to the oil and gas industry. The Company's performance is reviewed by the chief operating decision maker as one reportable segment, mobile units.

Revenues from the following customers accounted for more than 10% of the Company's consolidated revenues:

Contract revenue, including reimbursable, split by customer:

	Three month period ended December 31,		Twelve month period ended December 31,
	2014	2013	2014	2013
Statoil	37%	49%	38%	57%
Shell	—	11%	12%	14%
ExxonMobil	9%	17%	13%	12%
KMNG	12%	—	11%	—
Total	10%	14%	12%	13%
Centrica	20%	—	4%	—
Conoco Phillips	12%	—	8%	—
Others	—	9%	2%	4%
Total	100%	100%	100%	100%

Geographic segment data

Revenues are attributed to geographical segments based on the country of operations for drilling activities; that is, the country where the revenues are generated.  The following presents the Company's revenue by geographic area:
(In millions of US$)	Three month period ended December 31,		Twelve month period ended December 31,
	2014	2013	2014	2013
Norway	244.9	274.9	1,056.8	1,121.7
United Kingdom	30.1	17.7	148.9	176.4
Russia	16.2	—	58.0	—
Ireland	—	17.8	—	26.2
Total	291.2	310.4	1,263.7	1,324.3

As of December 31, 2014, one of the Company's drilling units, with a net book value of US$671.9 million, was located in United Kingdom, all other units were located in Norway. As of December 31, 2013, one of the Company's drilling units, with a net book value of US$698 million, was located in United Kingdom and all other units were located in Norway. Asset location at the end of the period is not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during the period.

Note 4 – Taxation

Income taxes consist of the following:

(In millions of US$)	Three month period ended December 31,		Twelve month period ended December 31,
	2014	2013	2014	2013
Current tax expense/(benefit):
Foreign	6.6	7.8	8.2	(0.5)
Deferred tax expense/(benefit):
Foreign	2.4	1.7	12.3	20.3
Amortization of tax effect on internal sale of assets	2.3	2.2	9.1	9.1
Total provision	11.3	11.7	29.6	28.9
Effective tax rate	(2.4)%	19.6%	(10.2)%	10.9%

The Company may be taxable in more than one jurisdiction based on its drilling rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have an overall loss at the consolidated level.

The effective tax rate for the three and twelve month period ended December 31, 2014 is negative as it is impacted by a significant loss on impairment of US$480.6 million which is a non-tax deductible item.

The income taxes for the twelve months ended December 31, 2014 and 2013 differed from the amount computed by applying the statutory income tax rate of 0% due to operations in foreign jurisdictions with different applicable tax rates as compared to Bermuda.

(In millions of US$)	Three month period ended December 31,		Twelve month period ended December 31,
	2014	2013	2014	2013
Amortization of tax effect on internal sale of assets	2.3	2.2	9.1	9.1
Effect of taxable income in various countries	9.0	9.5	20.5	19.8
Total	11.3	11.7	29.6	28.9

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consist of the following:

Deferred Tax Assets:

(In millions of US$)	December 31, 2014	December 31, 2013
Pension	21.7	15.4
Contracts	3.6	1.0
Loss carry forward	6.5	2.9
Gross deferred tax asset	31.8	19.3

Deferred Tax Liability:

(In millions of US$)	December 31, 2014	December 31, 2013
Long term maintenance	50.7	32.9
Tax depreciation	0.3	0.4
Pensions	3.2	2.4
Gross deferred tax liability	54.2	35.7

Net deferred tax (liability)/asset	(22.4)	(16.4)

Net deferred taxes are classified as follows:

(In millions of US$)	December 31, 2014	December 31, 2013

Short-term deferred tax asset	6.5	2.9
Long-term deferred tax asset	25.3	16.4
Long-term deferred tax liability	(54.2)	(35.7)
Net deferred tax (liability)/asset	(22.4)	(16.4)

As of December 31, 2014, deferred tax assets related to net operating loss  ("NOL") carryforwards was US$24.2 million, which can be used to offset future taxable income. NOL carryforwards were generated in Norway and will not expire.

Note 5 – Earnings per share

Basic earnings per share ("EPS") are based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In millions of US$)	Three month period ended December 31,		Twelve month period ended December 31,
	2014	2013	2014	2013
Net (loss)/income available to stockholders	(480.1)	48.0	(332.9)	235.6
Effect of dilution	—	—	—	—
Diluted net (loss)/income available to stockholders	(480.1)	48.0	(332.9)	235.6

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Three month period ended December 31,		Twelve month period ended December 31,
	2014	2013	2014	2013
Basic earnings per share:
Weighted average number of common shares outstanding	241.1	227.6	240.1	227.6

Diluted earnings per share:
Weighted average number of common shares outstanding	241.1	227.6	240.1	227.6
Effect of dilution	—	—	—	—
Diluted numbers of shares	241.1	227.6	240.1	227.6

Basic earnings per share (US$)	(1.991)	0.211	(1.387)	1.035
Diluted earnings per share (US$)	(1.991)	0.211	(1.387)	1.035

The expenses related to the restricted stock units have been added back to net income. The effect of the restricted stock units for the three and twelve months period ended December 31, 2014 is anti-dilutive as there is a net loss in the period.  As a consequence of this, the diluted earnings per share equals the basic earning per share.

Note 6 – Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful accounts receivables at December 31, 2014 was US$8.3 million (December 31, 2013: US$22.0 million).

The Company did not recognize any bad debt expense in 2014 and 2013, but has instead reduced contract revenue for the disputed amounts.

Note 7 – Other current assets

(In millions of US$)	December 31, 2014	December 31, 2013

Reimbursable amounts due from customers	6.2	10.0
Deferred tax effect of internal transfer of assets – current portion	9.1	9.1
Loan fees – short-term portion	7.9	5.9
Prepaid expenses	0.9	4.8
Derivative financial instruments [1]	2.7	6.2
VAT receivables	3.0	6.7
Other	0.1	0.9
Total other current assets	29.9	43.6

(1) Derivative financial instruments consist of unrealized gain on interest rate swaps. Additional disclosure has been provided in Derivative financial instruments consist of unrealized gain on interest rate swaps. Additional disclosure has been provided in Note 19.9.

Note 8 – Newbuildings

(In millions of US$)	December 31, 2014	December 31, 2013

Opening balance at the beginning of the period	312.9	248.7
Additions	448.9	64.2
Re-classified as drilling units	(589.2)	—
Closing balance at the end of the period	172.6	312.9

Additions relate to West Linus and West Rigel. The additions relate to final yard installment paid for West Linus, operation and preparation cost and capitalized interest expenses for both units in the twelve months period ending December 31, 2014.

The reclassification to drilling units is related to the West Linus which commenced operations in May 2014.

Note 9 – Drilling units

(In millions of US$)	December 31, 2014	December 31, 2013

Cost	4,079.7	3,322.2
Accumulated depreciation	(1,156.2)	(944.4)
Net book value	2,923.5	2,377.8

Additions in 2014 primarily relate to reclassification of West Linus from Newbuildings and expenditures for major additions and improvements to existing drilling rigs that extend the life of a drilling rig or increase functionality together with deferred long-term maintenance expenses on existing drilling units.

Depreciation expense was US$212.2 million and US$188.0 million for the twelve months period December 31, 2014, and 2013, respectively.

Note 10 – Goodwill

The Company performed its annual goodwill impairment test as of December 31, 2014. The Company elected to bypass the qualitative assessment given the recent decline in market conditions in the offshore drilling industry. The annual impairment test resulted in the Company recognizing an impairment loss of $480.6 million. The impairment loss is primarily due to declining day rates and our future expectations for day rates in the sector. These have been trending lower as a result of the recent decline in the price of oil, which has impacted the spending plans of our customers. The estimated fair values were derived using an income approach which estimated discounted future cash flows. Our estimated future free cash flows are primarily based on our expectations around day rates, drilling unit utilization, operating costs, capital and long term maintenance expenditures and applicable tax rates. The cash flows are estimated over the remaining useful economic lives of the assets but no longer than 30 years in total, and discounted using an estimated market participant Weighted average cost of capital of 9.5%.

The assumptions used in the Company's estimated cash flows were derived from unobservable inputs and are based on management's judgments and assumptions available at the time of performing the impairment test.
As of December 31, 2014 the aggregated estimated fair value exceeded its market capitalization. The Company evaluated the difference by reviewing the implied control premium as compared to other market transactions within our industry and considering other benchmark data and analysis prepared by offshore drilling industry analysts.  The Company deems the implied control premium to be reasonable in the context of the data considered.

During the twelve month ended December 31, 2014  we reflected a loss on impairment related to the goodwill of US$480.6 million. Net book value of goodwill was US$0.0 million as of December 31, 2014 and US$480.6 million as of December 31, 2013.

For the period ending 2013 and 2012
For the years ended December 31, 2013 and 2012 the Company performed a qualitative assessment which determined that it was more-likely-than-not that the fair value was not less than the carrying amount. As a result it was not considered necessary to perform the two step goodwill impairment test and no impairment losses were recognized.

Note 11 – Other non-current assets

(In millions of US$)	December 31, 2014	December 31, 2013

Deferred tax effect of internal transfer of assets - Long-term portion	102.0	111.1
Loan fees	15.4	14.4
Other	2.0	2.7
Total other non-current assets	119.4	128.2

Note 12 – Debt

As of December 31, 2014 and December 31, 2013, the Company had the following debt facilities:

(In millions of US$)	December 31, 2014	December 31, 2013

Credit facilities:
US$2,000 facility	1,366.7	1,503.4
US$475 Facility	451.3	—
Total credit facilities	1,818.0	1,503.4

Bonds:
Bond MNOK1500*	201.4	244.5
Bond US$600 million**	600.0	—
Bond, subscribed in full by related party	—	500.0
Total bonds	801.4	744.5

Loan:
Shareholder loan from related party	—	5.0
Loan provided by related party	125.0	195.0
Total debt	2,744.4	2,447.9
Less: current portion of long term debt	(218.1)	(166.7)
Less: Related party share of long term debt	(322.7)	(700.0)
Long-term portion of debt	2,203.6	1,581.2

*	Seadrill is the owner of 5.5% of the bond, this portion is presented as related party liability in the Company's consolidated balance sheet.
**	Seadrill is the owner of 31.1% of the bond, this portion is presented as related party liability in the Company's consolidated balance sheet.

The outstanding debt as of December 31, 2014 is repayable as follows:
(In millions of US$)
Twelve months ended December 31, 2015	218.1
Twelve months ended December 31, 2016	214.2
Twelve months ended December 31, 2017	1,080.8
Twelve months ended December 31, 2018	248.9
Twelve months ended December 31, 2019	857.4
Twelve months ended December 31, 2020 and thereafter	125.0
Total debt	2,744.4

Credit facilities

In October 2013, SFL Linus Ltd entered into a US$475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security. SFL Linus Ltd drew down on the loan at the delivery date of the rig in February 2014. Subsequently US$40 million was repaid on the facility by Ship Finance International Limited ("Ship Finance") on behalf of SF Linus Ltd through a short-term parent loan as per March 31, 2014 and redrawn again as per June 30, 2014.

Bonds

On January 31, 2014, a US$600 million senior unsecured bond was issued with maturity date January 2019. The notes bear a fixed coupon of 6.25% and are due in January 2019. The net proceeds of this offering have been used to repay the US$500 million Seadrill bond, including a settlement premium of US$22.5 million. Seadrill is the holder of 31.1 % of the bond, which amounts to US$186.6 million.

For our US$600 million bond we are subject to certain financial and restrictive covenants contained in our indentures which restrict, among other things, our ability to pay dividends, incur indebtedness, incur liens, and make certain investments. In addition, these indentures contain other customary terms, including certain events of default, upon the occurrence of which, the bonds may be declared immediately due and payable.

In addition to the above, our bond indentures generally also contain restrictions which are customary for unsecured financings in this industry for similar unrated bonds, including limitations on indebtedness, payments, transactions with affiliates and restrictions on consolidation, merger and sale of assets.

During fourth quarter, Seadrill bought in total 5.5% ownership in the NOK1500 bond loan, this equals to US$11.0 million. Also refer to note 22 subsequent events for covenants that applies to this bond.

Loans:

Seadrill has provided North Atlantic an unsecured revolving shareholder loan of US$85 million. The maturity date is set to January 30, 2015. As per December 31, 2014, US$0 million of the facility was drawn.

Ship Finance granted the VIE company, SF Linus Ltd, a loan of US$195 million in June 2013. The maturity date is June 30, 2029.  SFL Linus Ltd repaid US$70 million in first quarter and the outstanding balance as of December 31, 2014 is US$125 million.

Note 13 – Other current liabilities

(In millions of US$)	December 31, 2014	December 31, 2013

Derivative financial instruments (1)	109.4	59.4
Accrued interest expense	19.5	19.3
Accrued expenses	65.6	79.2
Employee withheld taxes, social security and vacation payment	53.4	46.3
Short term portion of deferred revenues	19.9	19.2
Total other current liabilities	267.8	223.4

(1) Derivative financial instruments consist of unrealized losses on interest rate swaps, cross currency swaps and foreign exchange rate forwards. Additional disclosure has been provided in Note 19.

Note 14 – Other non-current liabilities

(In millions of US$)	December 31, 2014	December 31, 2013

Deferred revenue	39.9	33.6
Derivative financial instruments (1)	2.5	2.3
Total other non-current liabilities	42.4	35.9

(1) Derivative financial instruments consist of unrealized losses on interest rate swaps. Additional disclosure has been provided in Note 19.

Note 15 – Share capital

All shares are common shares of US$5.00 par value each	December 31, 2014		December 31, 2013
	Shares	US$ millions	Shares	US$ millions
Authorized share capital	400,000,000	2,000.0	400,000,000	2,000.0
Issued and fully paid share capital	243,516,514	1,217.6	230,003,000	1,150.0
Treasury shares held by Company	(2,373,863)	(11.9)	(2,373,863)	(11.9)
Outstanding shares in issue	241,142,651	1,205.7	227,629,137	1,138.1

On January 29, 2014 North Atlantic Drilling completed its initial public offering in the United States by issuing US$125 million in new shares and commenced trading on the New York Stock Exchange. The offering of 13,513,514 common shares at a price of US$9.25 less a underwriting discount of US$0.555 equaled a purchase price of US$8.695 per share. Net proceeds of the offer were US$114.1 million with IPO related expenses of US$3.5 million. The share capital element was US$67.6 million and US$46.5 million was recognized as additional paid in capital.

Note 16 – Accumulated Other Comprehensive Loss

(In millions of US$)	December 31, 2014	December 31, 2013

Actuarial loss relating to pension	(58.6)	(39.4)
Total accumulated other comprehensive loss, net of tax	(58.6)	(39.4)

For actuarial loss related to pension, the accumulated applicable amount of income taxes related to companies domiciled in Norway, where the tax rate is 27%, amounted to US$21.7 million at December 31, 2014 (December 31, 2013 US$15.3 million).

Note 17 – Pension benefits

The Company has a defined benefit pension plan covering substantially all employees in Norway. A significant part of this plan is administered by a life insurance company. In addition, the Company has defined contribution plan for all new onshore employees. Under this scheme, the Company contributes to the employee's pension plan amounts ranging from five to eight percent of the employee's annual salary.

For onshore employees in Norway, continuing with the defined benefits plan, the primary benefits are retirement pension of approximately 66% of salary at retirement age of 67 years, together with a long-term disability pension. The retirement pension per employee is capped at an annual payment of 66% of the total of 12 times the Norwegian Social Security Base. Most employees in this group may choose to retire at 62 years of age on a pre-retirement pension. Offshore employees in Norway have retirement and long-term disability pension of approximately 60% of salary at retirement age of 67. Offshore employees on mobile units may choose to retire at 60 years of age on a pre-retirement pension.

The expenses for our defined benefit pension plans for the twelve month period ended December 31, 2014 and 2013 were as follows:
	Twelve month period ended December 31,
(In millions of US$)	2014	2013
Benefits earned during the period	16.6	14.9
Interest cost on prior years' benefit obligation	6.8	6.3
Gross pension cost for the period	23.4	21.2
Expected return on plan assets	(5.8)	(4.7)
Administration charges	0.9	0.5
Net pension cost for the period	18.5	17.0
Social security cost	2.6	2.4
Amortization of actuarial gains/losses	2.2	1.5
Amortization of prior service cost	—	(0.4)
Total net pension cost	23.3	20.5

Employer Contributions
In the twelve months period ended December 31, 2014 and 2013, contributions of US$16.8 million and US$16.9 million, respectively, were made to the defined benefit pension plans.

Note 18 – Related party transactions

The Company transacts business with the following related parties, being companies in which Seadrill's principal shareholder, Hemen Holdings Ltd. (herein referred to as "Hemen"), and companies associated with Hemen, have a significant interest:

-	Seadrill
-	Ship Finance International Limited ("Ship Finance")
-	Frontline Management (Bermuda) Limited ("Frontline")
-	Archer Limited ("Archer")
-	Sevan Drilling Limited ("Sevan")

The Company has entered into the following significant agreements with related parties:

Seadrill Limited transactions

US$500 million bond.
Seadrill was the holder of all of the bonds in the US$500 million bond. The bond was entered into in April 2011 with a coupon of 7.75% per annum payable semi-annually in arrears. The bond was repaid on January 31, 2014, including a settlement premium of US$22.5 million, which was settled in cash.

US$600 million bond
Seadrill is the holder of 31.1% of the US$600 million bond, which amounts to US$186.6 million, the bond was entered into in January 2014 with a fixed coupon of 6.25% and matures in January 2019. Interest charged for the twelve months ended December 31, 2014 was US$8.9 million.

US$85 million Revolving Credit Facility:
Seadrill has provided North Atlantic an unsecured revolving credit facility of US$85 million.The maturity date is January 30, 2015. The interest is Libor plus 3.00% per annum.  Aggregate drawdowns and repayments on this facility during the twelve months period ended December 31, 2014 were US$12 million and US$17 million, respectively.  At December 31, 2014, the Company had drawn US$0 million from the facility.

MNOK1500 million bond
During fourth quarter Seadrill bought in total 5.5% ownership in the NOK1500 bond loan, this equals to US$11.0 million. Also refer to note 22 subsequent events for covenants that applies to this bond.

Performance guarantees:
Seadrill provides performance guarantees in connection with the Company's drilling contracts, and charges the Company an annual fee of 1% of the guaranteed amount to provide these guarantees. The total amount of such guarantees was $250 million at December 31, 2014 and US$250 million at December 31, 2013. The incurred fee was US$2.5 million and US$2.9 million for the twelve months ended December 31, 2014 and 2013, respectively. The Company has agreed to reimburse Seadrill for all claims made against Seadrill under the performance guarantees.

Operation and Management of the West Hercules
The West Hercules, a harsh environment, semi-submersible drilling rig, is owned by a wholly-owned subsidiary of Ship Finance, a related party, and is controlled by Seadrill through a bareboat charter agreement that expires in 2023. Until October 31, 2013, we operated and managed this rig pursuant to an operational bareboat charter agreement that we entered into with Seadrill in July 2012. Subsequently entered into a management agreement with Seadrill which replaced the bareboat charter agreement effective from November 1, 2013, pursuant to which we operated and managed the West Hercules when it was employed under the drilling contract with Statoil. On August 26, 2014, the operation and management of the West Hercules was transfered to Seadrill.

Seadrill has charged North Atlantic Drilling a charter hire fee of US$51.9 million under the Bareboat Charter Agreement for the period from commencement date at January 31, 2013 until September 30, 2013.  North Atlantic Drilling has charged Seadrill US$63.8 million for its share of mobilization costs and US$47.3 million for its share of mobilization revenue in the twelve month period ended December 31, 2013.

Under the management agreement, North Atlantic has charged Seadrill a management fee of US$7.1 million and crew costs of US$37.8 million for twelve months ended December 31, 2014. North Atlantic charged Seadrill a management fee of US$1.5 million and crew costs of US$10.5 million under the Management Agreement for the period from November 1, 2013 until December 31, 2013.

Archer Engineering Services:
North Atlantic received engineering services from subsidiaries of Archer Ltd. The charged amount was less than US$1 million and US$4 million for the twelve months period ended December 31, 2014 and 2013, respectively. Archer Ltd. is a company in which Seadrill Limited is a large shareholder.

Management services:
North Atlantic Management provides all day-to-day management functions to the Company and its subsidiaries in accordance with the terms of the General Management Agreement.

North Atlantic Management has contracted in senior management services from Seadrill Management Ltd  and Seadrill Management AS in accordance with the terms of the Management and Administrative Services Agreement. The agreement can be terminated by either party at one month's notice. In consideration of the services provided to us, we paid Seadrill a fee that includes the operating costs attributable to us plus a margin of 5% and, effective as of January 2013, we pay Seadrill a fee that includes the operating costs attributable to us plus a margin of 8%. For the twelve month period ended December 31, 2014 and 2013, Seadrill had charged North Atlantic Management a total fee of US$27.6 million and US$32.4 million, respectively, for providing the services under the Services Agreement.

The Company and its subsidiaries incorporated in Bermuda receive corporate secretarial and certain other administrative services applicable to the jurisdiction of Bermuda from Frontline Management (Bermuda) Ltd. The fee was US$1.3 million and less than US$0.1 million for the twelve month period ended December 31, 2014 and 2013, respectively.  Frontline Management (Bermuda) Ltd. is a wholly owned subsidiary of Frontline Ltd., a company in which Hemen Holding Limited is a large shareholder.

Ship Finance transactions:

Sale and leaseback contract:
The Company entered into sale and leaseback transaction with Ship Finance for the jack-up rig, West Linus, in June 2013. The total consideration was US$600 million, The West Linus is chartered back to North Atlantic on a bareboat charter in a periode of 15 years, wherein North Atlantic has been granted four purchase options.

West Linus was delivered from the yard in February 2014. Ship Finance has an option to sell the rig back to North Atlantic at the end of the charter period.

At December 31, 2014, the unit is reported under Drilling Units in the Company's balance sheet. Additional disclosure about the VIE has been provided in Note 21.

US$125 million Loan Facility:
Ship Finance granted the VIE company, SFL Linus Ltd, an unsecured loan of US$195 million in June 2013 to be repaid at the earlier of June 30, 2029 or date of sale of the West Linus rig. The loan did not bear interest until the rig was delivered from the yard. The loan was reduced to US$125 million in the period ended March 31, 2014. At December 31, 2014 the balance is US$125 million and charged interest was US$4.9 million. The interest is 4.5% per annum. The proceeds of this loan was used to finance the acquisition of the West Linus. The loan is presented as long term debt to related parties on our balance sheet on December 31, 2014.

US$475 million Loan Facility:
In October 2013, SFL Linus Ltd entered into a US$475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security. SFL Linus Ltd drew down on the loan at the delivery date of the rig in February 2014. Subsequently US$40 million was repaid on the facility by Ship Finance on behalf of SF Linus Ltd through a short-term parent loan. As per June 30, 2014 the amount of US$40 million was redrawn on the credit facility and the short-term parent loan settled with the drawn funds. As of December 31, 2014 SFL Linus Ltd have repaid US$23.7 million in monthly installments and the outstanding balance at December 31, 2014 is US$451.3 million.

Related Party Balances:
(In millions of US$)	December 31, 2014	December 31, 2013
Receivables
Seadrill	34.8	5.8
Ship Finance International	14.3	—
Total receivables	49.1	5.8

Payables
Seadrill	15.4	13
Sevan Drilling ASA	1.6	—
Total payables	17.0	13.0

Non-current shareholder loan from Seadrill Ltd	—	5.0
US$600 Bond, Seadrill Ltd share 31.1%	186.7	—
MNOK1500 Bond, Seadrill Ltd share 5.5%	11.0	—
Bond loan, subscribed in full by Seadrill Ltd	—	500.0
Non-current related party loan from Ship Finance	125.0	195.0
Total related party L/T	322.7	700.0

Receivables and payables with related parties arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled monthly in arrears.

Amounts due to and from Seadrill Limited and its subsidiaries under business operations are unsecured, interest-free and intended to be settled in the ordinary course of business.

Interest and commitment fee charged relating to the shareholder loan from Seadrill for the twelve months ended December 31, 2014 and 2013 amounted to US$1.0 million and US$4.8 million, respectively.

Note 19 – Risk management and financial instruments

The majority of our gross earnings from our drilling units are receivable in U.S. dollars and the majority of our other transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. However, the Company has operations and assets in countries with currency other than U.S. dollars and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates. The Company is also exposed to changes in interest rates on floating interest rate debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company's cash flows.

Interest rate risk management

The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps. The Company's objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.

Interest rate swap agreements not qualified for hedge accounting

At December 31, 2014, the Company had interest rate swap agreements with an outstanding principal amount of US$1,300 million (December 31, 2013: US$1,100 million), principal amount of US$1,100 million were entered into after the Company commenced operations as a standalone entity on April 1, 2011, and principal amount of US$200 million was entered into in February 2014 with forward start in March 2016. The agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "income/loss on derivative financial instruments." The total fair value of the interest rate swaps outstanding at December 31, 2014 amounted to a liability of US$39.0 million and an asset of US$2.7 million (December 31, 2013:  liability US$45.3 million and asset US$5.4 million).

The Company did not enter into any other new swap agreements, nor change any existing swap agreements, in the twelve months period ended December 31, 2014.

The Company's interest rate swap agreements as of December 31, 2014 were as follows:

Outstanding principal	Receive rate	Pay rate	Length of contract
(In US$ millions)
400	3 month LIBOR	2.14%	May 2011 - Jan 2016
100	3 month LIBOR	2.74%	May 2012 - May 2017
200	3 month LIBOR	2.57%	June 2012 - June 2017
100	3 month LIBOR	2.56%	June 2012 - June 2017
200	3 month LIBOR	2.17%	Aug 2012 - Aug 2017
100	3 month LIBOR	1.15%	Dec 2012 – Dec 2019
200	3 month LIBOR	2.92%	Mar 2016 - Mar 2021

Interest rate hedge accounting

The Ship Finance subsidiary consolidated by the Company as a VIE (refer to Note 21 - Variable Interest Entities) has entered into interest rate swap agreements in order to mitigate its exposure to variability in cash flows for future interest payments on the loan taken out to finance the acquisition of West Linus. These interest rate swaps qualify for hedge accounting and any changes in their fair value are included in "other comprehensive income". Below is a summary of the notional amount, fixed interest rate payable and duration of the interest rate swaps.

Variable interest entity	Outstanding principal	Receive rate	Pay rate	Length of contract
	(in US$ Millions)
SFL Linus Ltd (West Linus)	216	3 month LIBOR	1.77%	Dec 2013 - Dec 2018
SFL Linus Ltd (West Linus)	4	1 month LIBOR	2.01%	Mar 2014 - Oct 2018
SFL Linus Ltd (West Linus)	4	1 month LIBOR	2.01%	Mar 2014 - Nov 2018

In the twelve month period ended December 31, 2014, the above VIE Ship Finance subsidiary had zero in recorded fair value gain/loss on interest rate swaps. Gain or loss is recorded by the VIE in "other comprehensive income" but due to its ownership by Ship Finance this is allocated to "Non-controlling interest" in our statement of changes in equity.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore North Atlantic, did not recognize any gain or loss due to hedge ineffectiveness in the consolidated financial statements during the twelve month period ended December 31, 2014.

Cross currency interest rate swaps not qualified for hedge accounting

At December 31, 2014 we had outstanding cross currency interest rate swaps with a principal amount of US$253.5 million (December 31, 2013: US$253.5 million). These agreements, entered into in October 2013, do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under " income/loss on derivative financial instruments". The total fair value of cross currency interest rate swaps outstanding at December 31, 2014 amounted to a liability of US$64.4 million (December 31, 2013: liability US$13.1 million). The fair value of the cross currency interest rate swaps are classified as other current liabilities in the balance sheet.

Foreign currency risk management

The Company uses foreign currency forward contracts to manage its exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under other current assets if the contracts have a net positive fair value, and under other short-term liabilities if the contracts have a net negative fair value. At December 31, 2014, the Company had forward contracts to sell US$60 million between January 2015 and May 2015 at exchange rates ranging from NOK6.37 to NOK6.49 per US dollar. The total fair value of currency forward contracts at December 31, 2014 amounted to a liability of US$8.4 million (December 31, 2013: asset US$0.8 million and liability US$1 million).

Credit risk

The Company has financial assets, including cash and cash equivalents, restricted cash, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. As of December 31, 2014 there is no netting based on the master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to the Company.

Fair values

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2014 and December 31, 2013 are as follows:

	December 31, 2014		December 31, 2013
(In millions of US$)	Fair value	Carrying value	Fair value	Carrying value

Cash and cash equivalents	116.2	116.2	84.1	84.1
Restricted cash	11.0	11.0	25.3	25.3
Current portion of long-term debt	218.1	218.1	166.7	166.7
Long-term debt	1,993.2	2,203.6	1,581.2	1,581.2
Related party debt	254.3	322.7	728.4	700.0

Financial instruments that are measured at fair value on a recurring basis:

		December 31, 2014		December 31, 2013
(In millions of US$)	Fair value hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Currency forward contracts	Level 2	—	—	0.8	0.8
Interest rate swaps	Level 2	2.7	2.7	5.4	5.4

Liabilities
Currency forward contracts	Level 2	8.4	8.4	1.0	1.0
Interest rate swaps	Level 2	39.0	39.0	47.6	47.6
Cross currency swap	Level 2	64.4	64.4	13.1	13.1

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The fair values of interest rate swaps, cross currency swaps and forward exchange contracts are calculated using the income approach, discounting of future contracted cash flows on LIBOR and NIBOR interest rates.

As of December 31, 2014 and December 31, 2013 liabilities or assets related to financial and derivative instruments are presented at gross amounts and have not been presented net because we do not have the right of offset. The amounts are included in our fair value table above.

The carrying value of cash and cash equivalents, which are highly liquid, and restricted cash, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly and usually in the range between every 1 to 6 months. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the US$600 million bond and the NOK1500 bond at December 31, 2014 is based at the price it is trading at. We have categorized this at level 1 on the fair value measurement hierarchy.

Note 20 – Commitments and contingencies

Purchase Commitments

As of December 31, 2014, we had one contractual commitment under a newbuilding contract. The contract is for one semi-submersible rig which is scheduled to be delivered in Q3 2015.

The maturity schedule for the remaining payments is as follows:

(In millions of US$)
2015	455
Total	455

Legal Proceedings:

The Company currently has no outstanding legal proceeding it considers material.

Note 21 - Variable Interest Entity (VIE)

As of December 31, 2014, the Company leased a jack-up rig from the VIE under a finance lease. The shares in North Atlantic Linus Ltd, that owned the jack-up rig, was sold by the Company to Ship Finance Ltd on June 30, 2013, while the West Linus rig was simultaneously leased back by the Company on a bareboat charter contract for a term of 15 years. The Company has four options to repurchase the unit during the charter period, and an obligation to purchase the asset at the end of the 15 year lease period. The following table gives a summary of the sale and leaseback arrangement, as of December 31, 2014:

Unit	Effective from	Sale value (in US$ millions)	First repurchase option (in US$ millions)	Month of first repurchase option	Last repurchase option (in US$ millions)	Month of last repurchase option

West Linus	June 2013	600	370	On the 5th anniversary*	170	On the 15th anniversary*
* Anniversaries of the Drilling Contract Commencement Date

Ship Finance has a right to require North Atlantic to purchase the rig on the 15th anniversary for the price of US$100 million if North Atlantic doesn't exercise the final repurchase option.

The Company has determined that the Ship Finance subsidiary, which owns the rig, is a variable interest entity (VIE), and that North Atlantic is the primary beneficiary of the risks and rewards connected with the ownership of the rig and the charter contract. Accordingly, the VIE is consolidated in our financial statements. The Company did not record any gain or loss from the sale of the shares, as the assets and liabilities continued to be reported at its original cost in the Company's balance sheet at the time of the transaction. At December 31, 2014, the asset is reported under Drilling unit in the Company's balance sheet. Refer also to note 18 (Related party transactions) for additional details about the sales and leaseback contract.

The bareboat charter rate is set on the basis of a Base LIBOR Interest Rate for the bareboat charter contract, and thereafter adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for the contract. A summary of the bareboat charter rate per day is given below. The amounts shown are based on the Base LIBOR Interest Rate.

(In thousands of US$)
Unit	Base LIBOR interest rate	From delivery date until commencement date	2014	2015	2016	2017	2018

West Linus	1%	85	222	222	222	222	222

The assets and liabilities in the accounts of the VIE as at December 31, 2014 are as follows:
	December 31, 2014	December 31, 2013
(In millions of US$)	SFL Linus Ltd	SFL Linus Ltd

Related party receivables	14.3	—
Total current assets	14.3	—

Drilling unit	574.5	195.0
Total non-current assets	574.5	195.0

Total assets	588.8	195.0

Current position of long-term debt	51.5	—
Total current liability	51.5	—

Interest bearing debt	399.7	—
Related party liability	125.0	195
Derivative instruments - payable	2.5	2.3
Total non-current liabilities	527.2	197.3

Accumulated Other Comprehensive Income	(2.3)	(2.3)
Retained earnings	12.4	—
Total stockholders' equity	10.1	(2.3)

Total liabilities and stockholders' equity	588.8	195.0

Book value of the unit in the Company's consolidated accounts	581.0	162.0

Note 22 - Subsequent Events

In February 2015, North Atlantic Drilling received approval from its Norwegian Bondholders to amend the Bond Agreement for its NOK1.5 billion Norwegian Bond maturing in 2018.  Under the terms of the agreement, Seadrill will provide a guarantee for the Bond Issue in exchange for amendments to the covenant package, principally replacing the current financial covenants with the financial covenants within Seadrill's NOK bonds.

In February 2015, North Atlantic Drilling received approval to amend its US$2 billion credit facility.  Under the terms of the agreement, Seadrill will provide a guarantee for the credit facility in exchange for amendments to the covenant package, principally replacing the existing financial covenants with financial covenants within Seadrill's secured credit facilities.

In February 2015, North Atlantic Drilling received approval to amend its US$475 million term loan and revolving credit facility.  Under the terms of the agreement, Seadrill will provide a guarantee for the facility in exchange for amendments to the covenant package, principally replacing financial covenants with financial covenants within Seadrill's secured credit facilities.